UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment____)

KESSELRING HOLDING CORPORATION

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value

(Title of Class of Securities)

492536 10 7

(Cusip Number)

Kenneth Craig
c/o Kesselring Holding Corporation
2208 58th Avenue East
Bradenton, Florida 34203
T: 941-371-0440
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kenneth Craig

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [__] (b) [__]

3. SEC Use Only

4. Source of Funds (See Instructions) SC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization: U.S.

7-10: Number of Shared Beneficially Owned by Each Reporting Person

7. Sole Voting Power:  1,201,512

8. Shared Voting Power:  -0-

9. Sole Dispositive Power: 1,201,512

10. Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,702,739 shares of common stock*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11): 8.06% of the issued and outstanding shares of common stock**

14. Type of Reporting Person (See Instructions): IN

*Includes an aggregate of 1,501,227 shares of common stock held by Mr. Craig’s wife and children

**Based on 33,543,940 outstanding shares of common stock of the Issuer as of July 9, 2007

Item 1. Security and Issuer

This statement relates to the common stock $0.0001 par value, of Kesselring Holding Corporation, a Delaware Corporation (the "Issuer"). The principal offices of the Issuer are located at 2208 58th Avenue East, Bradenton, Florida 34203.

Item 2. Identity and Background
(a) Kenneth Craig
(b) 2208 58th Avenue East, Bradenton, Florida 34203.
(c) Mr. Craig is the Chief Executive Officer and a director of the Issuer.
(d) No criminal convictions.
(e) No civil proceedings.

Item 3. Source and Amount of Funds or Other Consideration

2,702,739 shares of common stock of the Issuer were acquired by the Reporting Person or his affiliates pursuant to a share exchange agreement entered by and between Kesselring Holding Corporation, and the shareholders of Kesselring Corporation on May 18, 2007.

Item 4. Purpose of Transaction

Such shares were issued for the purpose of acquiring an interest in the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person was issued 1,201,512 shares of common stock of the Issuer, but beneficially owns 2,702,739 shares of common stock, which represent 8.06% of the issued and outstanding shares of the Issuer.

(b) The Reporting Person has the sole power to vote or dispose of 1,201,512 shares of common stock of the Issuer.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understanding or relationships with respect to the securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 23, 2007	By:	/s/ Kenneth Craig
Kenneth Craig

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).